Exhibit 99.38

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA
 REPORTS SECOND QUARTER 2010 RESULTS

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, August 4, 2010 – Brookfield Office Properties Canada (BOX.UN: TSX) today announced that in accordance with International Financial Reporting Standards (“IFRS”), net income for the three months ended June 30, 2010 was $12.0 million or $0.13 per unit. On a comparative basis, due to fair value changes, the Trust recorded a loss of $52.8 million or $0.57 per unit during the same period in 2009.

Funds from operations (“FFO”) was $29.9 million or $0.32 per unit for the three months ended June 30, 2010, compared with $25.9  million or $0.28 per unit during the same period in 2009.

Commercial property net operating income for the second quarter of 2010 was $54.8 million, compared with $45.1  million during the second quarter of 2009.

HIGHLIGHTS OF THE SECOND QUARTER

Brookfield Office Properties Canada continued its pro-active leasing strategy in the second quarter of 2010, with the portfolio at 96.7% leased at the end of the quarter versus 96.5% at the end of last quarter. This compares favourably with the Canadian national average of 91.0%.

The Trust leased 718,000 square feet of space during the quarter at an average net rent of $32  per square foot, which represents a 6.7% improvement versus the average expiring net rent of $30  on this space in the quarter. Renewals represent 82.6% of the total with new leases representing the remainder.

Highlights include:

Toronto – 399,000 square feet
•	A five-year, 107,000-square-foot lease renewal with Aird & Berlis LLP at Bay Wellington Tower
•	A 10-year, 67,000-square-foot lease renewal with Lang Michener LLP at Bay Wellington Tower
•	A new 10-year, 50,000-square-foot lease with Gluskin Sheff & Associates Inc. at Bay Adelaide Centre
•	A nine-year, 33,000-square-foot lease with Macquarie North America Ltd. at Bay Wellington Tower

Calgary – 298,000 square feet
•	A 15-year, 290,000-square-foot lease renewal with Canadian Natural Resources Ltd. at Bankers Hall

Vancouver – 21,000 square feet

•	An average four-year, 13,000-square-foot lease renewal and expansion with Avison Young at Royal Centre

Bay Adelaide Centre in Toronto is now more than 80% occupied.  The second one-year extension option criteria on the building’s debt has been met to extend the maturity to 2012.

Announced changes to Board of Trustees. Three new Trustees have been elected to the Trust’s Board: Colum Bastable, Roderick D. Fraser and Paul D. McFarlane. Brookfield Office Properties Canada extends its sincere appreciation to the Honourable William G. Davis and Robert J. McGavin for their years of service as they step down from the Board.

Named Jan Sucharda President and Chief Operating Officer. Tom Farley is relinquishing the title of President, remaining CEO, to work with Brookfield Office Properties (BPO: NYSE, TSX) President & CEO Ric Clark on certain global initiatives.

OUTLOOK
“Our first quarter operating as a REIT was a successful one as evidenced by our impressive leasing results in Toronto and Calgary,” stated Tom Farley, CEO of Brookfield Office Properties Canada.

*  *  *

Net Operating Income, FFO and AFFO
This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, general and administrative expenses and valuation adjustments. FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is indicative of our ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release.  Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada including the Trust’s Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Distribution  Declaration
The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.08 per Trust Unit payable on September 15, 2010 to holders of Trust Units of record at the close of business on August 31, 2010.

Supplemental Information
Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS(1)

(Cdn Millions)	June 30, 2010	December 31, 2009

Assets
Commercial properties	$3,710.6	$3,673.4
Tenant receivables and other assets	20.0	29.4
Cash and cash equivalents	53.0	37.9
	$3,783.6	$3,740.7

Liabilities
Commercial property debt	$1,593.7	$1,596.2
Accounts payable and other liabilities	69.6	74.5

Equity
Trust units	422.6	423.0
Unitholders’ retained earnings	184.3	172.9
Non-controlling interest(2)	1,513.4	1,474.1
	$3,783.6	$3,740.7

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had BOX been a stand-alone entity during the periods presented.

(2)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME(1)
	Three months ended June 30		Six months ended June 30
(Cdn Millions)	2010	2009	2010	2009

Commercial property operations
Revenue	$104.1	$85.5	$205.9	$172.4
Operating expenses	49.3	40.4	99.4	82.4
	54.8	45.1	106.5	90.0
Investment and other income	0.2	0.4	0.9	1.9
	55.0	45.5	107.4	91.9
Expenses
Interest	21.3	15.8	42.5	30.4
Transaction costs	4.2	—	4.9	—
General and administrative	3.8	3.8	7.6	7.6
Income before fair value gains (losses)	25.7	25.9	52.4	53.9
Fair value gains (losses)	(13.7)	(78.7)	3.2	(111.0)
Net income (loss)	$12.0	$(52.8)	$55.6	$(57.1)
Net income (loss) attributable to:
Unitholders	2.6	(11.5)	12.1	(12.4)
Non-controlling interest	9.4	(41.3)	43.5	(44.7)
Weighted average total units outstanding(2)	93.2	93.2	93.2	93.2
Net income (loss) per unit	$0.13	$(0.57)	$0.60	$(0.61)

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had BOX been a stand-alone entity during the periods presented.

(2) Weighted average total units as calculated above considers both the 20.3 million Trust Units of BOX as well as the 72.9 million Class B LP Units of BOX’s subsidiary, Brookfield Office Properties Canada LP.  The Class B LP Units would otherwise be excluded from the determination of weighted average total units outstanding in accordance with IFRS.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS(1)

	Three months ended June 30		Six months ended June 30
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Net income (loss)	$12.0	$(52.8)	$55.6	$(57.1)
Add (deduct):
Fair value (gains) losses	13.7	78.7	(3.2)	111.0
Transaction costs	4.2	—	4.9	—
Funds from operations	$29.9	$25.9	$57.3	$53.9
Weighted average total units outstanding(2)	93.2	93.2	93.2	93.2
Funds from operations per unit	$0.32	$0.28	$0.61	$0.58

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS(1)

	Three months ended June 30		Six months ended June 30
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Funds from operations	$29.9	$25.9	$57.3	$53.9
Add (deduct):
Normalized 2nd generation leasing commissions and tenant improvements	(3.5)	(3.5)	(7.0)	(7.0)
Straight-line rental income	(5.1)	—	(11.9)	0.7
Normalized sustaining capital expenditures	(0.8)	(0.8)	(1.6)	(1.6)
Adjusted funds from operations	$20.5	$21.6	$36.8	$46.0
Weighted average total units outstanding(2)	93.2	93.2	93.2	93.2
Adjusted funds from operations per unit	$0.22	$0.23	$0.39	$0.49

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had BOX been a stand-alone entity during the periods presented.

(2) Weighted average total units as calculated above considers both the 20.3 million Trust Units of BOX as well as the 72.9 million Class B LP Units of BOX’s subsidiary, Brookfield Office Properties Canada LP.  The Class B LP Units would otherwise be excluded from the determination of weighted average total units outstanding in accordance with IFRS.